SO
9/5/03



03051690

STATES
HANGE COMMISSION
Washington, D.C. 20549

VF 9-4-03

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SEC MAIL PROCESSING SECTION
RECEIVED
AUG 28 2003
WASH., D.C.
152

SEC FILE NUMBER
8-22643

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE WALL STREET DISCOUNT CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alan Lederfeind (212) 747-5101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHACHAT & SIMSON
(Name – *if individual, state last, first, middle name*)

77 Brant Avenue	Clark	New Jersey	07066-1540
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 10 2003
THOMSON FINANCIAL

RECD S.E.C.
AUG 28 2003
836

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan Lederfeind, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE WALL STREET DISCOUNT CORP., as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

SWORN TO BEFORE ME THIS
27th DAY OF Aug 2003
NOTARY PUBLIC

Notary Public

ANIL M. MUKHATIYAR
NOTARY PUBLIC, State of New York
No. 41-4985497
Qualified in Queens County
Commission Expires Aug. 19, 20 05

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE WALL STREET DISCOUNT CORP.

Financial Statements With Supplementary Information

For the year ended June 30, 2003

THE WALL STREET DISCOUNT CORP.

JUNE 30, 2003

INDEX

* * *

Shachat & Simson

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
The Wall Street Discount Corp.

We have audited the accompanying statement of financial condition of The Wall Street Discount Corp. as of June 30, 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Wall Street Discount Corp. as of June 30, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Clark, New Jersey
August 7, 2003

THE WALL STREET DISCOUNT CORP.

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2003

ASSETS

Cash	$297,576
Receivable from brokers	81,451
Note receivable	4,600
Loan receivable, stockholder	19,286
Furniture, equipment and improvements to leased property, at cost, net of accumulated depreciation and amortization of $67,093	29,250
Deferred tax asset	78,174
Other assets	77,770
	$588,107

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses		$150,170
Total liabilities		150,170
Commitments and contingent liabilities		
Liabilities subordinated to claims of general creditors		30,000
Stockholders' equity:		
Common stock, no par value:		
Authorized 200 shares		
Issued and outstanding 100 shares	$ 95,000	
Additional paid-in capital	50,000	
Retained earnings	262,937	
Total stockholders' equity		407,937
		$588,107

THE WALL STREET DISCOUNT CORP.

STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2003

Revenues:		
Commissions		$1,671,385
Interest and dividend income		396,046
		2,067,431
Expenses:		
Employee compensation and benefits	$1,293,374	
Communications	114,714	
Clearing charges - other	124,779	
Interest	8,533	
Occupancy and equipment costs	381,193	
Other expenses	504,621	
		2,427,214
		(359,783)
Income tax benefits/(expense):		
Federal	165,534	
State and local	47,298	
		212,832
Net loss		$ (146,951)

THE WALL STREET DISCOUNT CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2003

	Capital stock	Additional paid-in capital	Retained earnings	Total
Balance, beginning of year	$95,000	$ -	$409,888	$504,888
Contributions to capital	-	50,000	-	50,000
Net loss	-	-	(146,951)	(146,951)
Balance, end of year	$95,000	$50,000	$262,937	$407,937

THE WALL STREET DISCOUNT CORP.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2003

Cash flows from operating activities:		
Net loss		$(146,951)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation		14,162
		(132,789)
(Increase) in receivable from brokers	$ (24,724)	
(Increase) in deferred tax asset	(78,174)	
Decrease in other assets	33,811	
(Decrease) in accounts payable and accrued expenses	(80,798)	
		(149,885)
Cash used by operating activities		(282,674)
Cash flows from investing activities:		
Loan to stockholder	(17,929)	
Cash used by investing activities		(17,929)
Cash flows from financing activities:		
Contribution of additional paid-in capital	50,000	
Cash provided by financing activities		50,000
Net decrease in cash		(250,603)
Cash at beginning of year		548,179
Cash at end of year		$ 297,576

Supplemental disclosures of cash flow information:
Cash paid during the year for:

Interest	$ 8,533
Income taxes	$ -0-

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization and summary of significant accounting policies:

The Wall Street Discount Corp. ("the Company") is a registered broker/dealer in securities.

Net commission revenue is recorded on a trade date basis.

The Company cleared its customers' securities transactions on a fully disclosed basis through Investec Ernst & Company, a related stockholder (47%) until November 20, 2002.

Depreciation of furniture and equipment is provided on an accelerated basis using estimated useful lives which range from five to seven years. Leasehold improvements are amortized over the term of the lease. Depreciation expense for the year was $14,162.

The financial statements are prepared in conformity with generally accepted accounting principles which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 2 - Receivable from brokers:

Receivable from brokers consists of commissions receivable from the Company's clearing broker.

Note 3 - Note receivable:

A demand note from a stockholder with interest at 6% per annum.

Note 4 - Loan receivable, stockholder:

Loan receivable, stockholder consists of an amount due from an officer/stockholder. This amount is unsecured, non-interest bearing and due on demand.

Note 5 - Liabilities subordinated to claims of general creditors:

In October 2002 the Company renewed a $30,000 loan from an unrelated lender. Repayment of the loan is subordinated to the claims of general creditors. The note is due on November 1, 2003, with interest at 13%.

Note 6 - Net capital requirements:

The Company is subject to capital rule 15c3-1, under the Securities Exchange Act of 1934, as amended, which prohibits a regulated firm from engaging in any securities transactions whenever its aggregate indebtedness "exceeds fifteen times its net capital" as those terms are defined by the rule. In addition, the minimum net capital is $50,000.

As of June 30, 2003 the Company's required net capital was $50,000, whereas its computed net capital was $228,857, leaving capital in excess of requirements of $178,857. Aggregate indebtedness at June 30, 2003 was approximately .66 times computed net capital.

Note 7 - Income taxes:

The Company reports its income to the Federal, state and city taxing authorities on a calendar year basis. As of December 31, 2002 the Company has net operating loss carryforwards of approximately $266,000 to offset future taxable income for state and city purposes, and none for Federal income tax purposes. The Company also has approximately $6,400 of tax credits for Federal income tax purposes, available to offset future Federal income taxes. If not used, these carryforwards will expire in 2022.

Income taxes/(benefits) consist of the following:

Current:	
Federal	$(128,969)
State and local	(5,689)
	(134,658)
Deferred:	
Federal	(36,565)
State and local	(41,609)
	(78,174)
	$(212,832)

The deferred tax asset relates to net operating losses and unused credits as of December 31, 2002 in addition to losses and credits for the period January 1, 2003 to June 30, 2003.

Note 8 - Commitments:

The Company leases its premises under a non-cancelable lease agreement expiring in 2006.

The total rental commitment at June 30, 2003, under the aforementioned lease, is as follows:

Years ended June 30,	
2004	$182,655
2005	182,655
2006	121,770
	$487,080

In addition, the Company is obligated to pay certain executory costs.

Note 9 - Contingent liabilities:

The Company has been named as defendant in a legal action in the ordinary course of business. While the outcome of such matter cannot be predicted with certainty, in the opinion of management of the Company, this action will be resolved with no material adverse effect on the Company's financial condition.

Note 10 - Concentration of credit risk:

The Company maintains several bank accounts, which at times may be in excess of the Federal Deposit Insurance Corporation (FDIC) limit.

SUPPLEMENTARY INFORMATION

THE WALL STREET DISCOUNT CORP.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER S.E.C. RULE 15c3-1
JUNE 30, 2003

Net capital:		
Stockholders' equity:		
Common stock		$ 95,000
Additional paid-in capital		50,000
Retained earnings		262,937
		407,937
Add: Liabilities subordinated to the claims of general creditors		30,000
		437,937
Deduct:		
Note receivable	$ 4,600	
Loan receivable, stockholder	19,286	
Furniture, equipment and improvements to leased property, at cost, net of accumulated depreciation and amortization	29,250	
Deferred tax asset	78,174	
Other assets	77,770	
Total deductions		209,080
Net capital		$228,857
Aggregate indebtedness:		
Accounts payable and accrued expenses		$150,170
Total aggregate indebtedness		$150,170
Minimum net capital requirements (6.667% of aggregate indebtedness) (minimum $50,000)		$ 50,000
Net capital in excess of minimum requirements		$178,857

Ratio of aggregate indebtedness to net capital

$\frac{\$150,170}{228,857}$ or .66 to 1

THE WALL STREET DISCOUNT CORP.

RECONCILIATION (PURSUANT TO RULE 17a-5(d)(4)) OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 JUNE 30, 2003

Net capital per unaudited FOCUS Report Part II	$238,443
Difference in stockholders' equity	80,986
Difference in non-allowable assets	(90,572)
Net capital per audited supporting schedule	$228,857

Aggregate indebtedness per unaudited FOCUS Report Part II	$149,191
Difference in accounts payable and accrued expenses	979
Aggregate indebtedness per audited supporting schedule	$150,170


Shachat & Simson
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Stockholders
The Wall Street Discount Corp.

In planning and performing our audit of the financial statements of The Wall Street Discount Corp. for the year ended June 30, 2003, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by The Wall Street Discount Corp. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Clark, New Jersey
August 7, 2003